UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 12)

Bluegreen Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

096231105
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 10, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 096231105  Page 2 of 13 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
N/A
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    1,884,484 shares, including 506,674 shares
Owned	by	    by conversion of $4,175,000 principal
Each            amount of 8-1/4% convertible debentures due
                2012 and 1,275,510 shares by conversion of
                $5,000,000 principal amount of 8%
                convertible debentures due 2002.
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                1,884,484 shares, including 506,674 shares by conversion of $4,175,000 principal amount of 8-1/4% convertible debentures due
                2012 and 1,275,510 shares by conversion of $5,000,000 principal amount of 8% convertible debentures due 2002.
11. Aggregate Amount Beneficially Owned by Each Reporting
Person

1,884,484 shares, including 506,674 shares by conversion of $4,175,000 principal amount of 8-1/4% convertible debentures due 2012 and 1,275,510 shares by conversion of $5,000,000 principal amount of 8% convertible debentures due 2002.

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

7.2%

14. Type of Reporting Person (See instructions)

PN, BD

Schedule 13D/A

CUSIP No. 096231105  Page 3 of 13 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
N/A
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       150,261 shares, including 132,374 shares
Shares          granted pursuant to stock options which
                are exercisable within 60 days of this
                filing.
Beneficially  8 Shared Voting Power
Owned by        1,884,484
Each
Reporting     9 Sole Dispositive Power
Person          150,261 shares, including 132,374 shares
With            granted pursuant to stock options which
                are exercisable within 60 days of this
                filing.
             10 Shared Dispositive Power
                1,884,484

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,034,745

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

7.8%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No.096231105  Page 4 of 13 Pages

The undersigned reporting persons, hereby amend their
Schedule 13D (the "Schedule 13D") relating to the common stock of Bluegreen Corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purpose of this amendment is to report a transaction which has occurred since the last
Schedule 13D filing; to report a decrease in the number of shares owned by the reporting persons; and to disclose that as beneficial ownership of the Issuer by the reporting person is now less than 20%, all future filings by the reporting persons will be made on Schedule 13G.

Item 4. Purpose of Transaction.

Item 4 is supplemented as follows:


On April 10, 2002, Grace Brothers, Ltd. ("Grace") and
Bradford T. Whitmore ("Whitmore") (collectively referred to as the "Sellers") entered into a Stock Purchase Agreement with Levitt Companies LLC (the "Purchaser") pursuant to which the Sellers sold, assigned, transferred and delivered to the Buyer a total of 2,434,972 shares of the common stock, par value $.01 per share (the "Common Stock") of the Issuer.

Except as set forth herein Grace and Whitmore have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of this
Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a) As of February 11, 2002, there were 24,303,650 shares of Common Stock outstanding. Based on such information, as of the date hereof, after taking into account the ownership described in Item 5(b) below and the transactions described in Item 5(c) below, Grace and Whitmore beneficially own in the aggregate 2,034,745 shares of Common Stock which represents approximately 7.8% of the outstanding shares of Common Stock.

(b) As a result of the transaction described in Item 4 above, Grace owns 102,300 shares of the Common Stock of the Issuer. If Grace converted its convertible debentures, as described below, Grace would beneficially own an aggregate of 1,884,484 shares of Common Stock, constituting 7.2% of all of the outstanding shares of Common Stock. Grace currently holds $4,175,000 principal amount of the Issuer's
8.25% Convertible Debentures due 2012 ("8.25% Notes") which are presently convertible into 506,674 shares of Common
Stock and $5,000,000 principal amount of the Issuer's 8%
Convertible Debentures due 2002 ("8% Notes") which are presently convertible into 1,275,510 shares of Common
Stock.

Page 5 of 13 Pages

As a result of the transaction described in Item 4 above, Whitmore owns 17,887 shares of the Common Stock of the Issuer and holds options to purchase 132,374 shares of Common Stock which are exercisable within 60 days of this filing. If Whitmore exercises all his stock options, he would beneficially own directly an aggregate of 150,261 shares of Common Stock, constituting .61% of all of the outstanding shares of Common Stock. As general partner of Grace, Whitmore may be deemed to beneficially own the 1,884,484 shares of Common Stock described above.
Effective as of April 10, 2002, Whitmore has resigned from the Board Of Directors of the Issuer.

(c) On April 10, 2002, Grace sold 1,676,826 shares of
Common Stock and Whitmore sold 758,146 shares of Common
Stock pursuant to the transaction described in Item 4 above.

(d) N/A

(e) N/A

Item 7.  Items to be Filed as Exhibits

Exhibit A - Stock Purchase Agreement among Grace, Bradford
T. Whitmore and Purchaser dated as of April 10, 2002.

Exhibit B - Bradford T. Whitmore's resignation from the
Board of Directors of the Issuer, dated April 10, 2002.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: April 10, 2002

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Page 6 of 13 Pages

Exhibit A
Stock Purchase Agreement

This Stock Purchase Agreement (the "Agreement") is entered into as of the 10th day of April, 2002, by and among Bradford T. Whitmore, a natural person ("Whitmore"), Grace
Brothers, Ltd., and Illinois limited partnership ("Grace") and together with Whitmore, collectively, the ("Sellers"), and Levitt Companies LLC, a Florida limited liability company (the "Buyer").

Preliminary Statements

Whereas, Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, 2,434,972 shares (the "Shares") of the common stock, par value $.01 per share (the
"Common Stock"), of Bluegreen Corporation, a Massachusetts corporation (the "Company"), owned in the aggregate by Sellers, upon the terms and subject to the conditions set forth in this Agreement.

Now, therefore, in consideration of the premises and the terms, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article I

Purchase and Sale of Shares; Purchase Price; Closing

1.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth herein, at the Closing
(as defined in Section 1.2), each Seller shall sell, assign, transfer and deliver to Buyer, and Buyer shall purchase from each Seller, the respective number of Shares set forth opposite such Seller's name on Exhibit A attached hereto, free and clear of all liens, claims, charges, pledges, security interests or other encumbrance of any nature whatsoever (collectively, "Liens"), for a purchase price of five dollars ($5) per Share (the "Purchase
Price").

Page 7 of 13 Pages

1.2 Closing. Subject to the satisfaction of the condition set forth in Article V, the consummation of the transactions contemplated by this Agreement (the "Closing") shall take place immediately after the satisfaction or waiver of the condition set forth in Article V, at such place as the parties may mutually agree upon. The date on which the Closing takes place shall be hereinafter referred to as the "Closing Date." At the Closing, Sellers shall effect the sale of the Shares, as herein provided, by delivery to Buyer of stock certificates representing the Shares duly endorsed in blank for transfer, with all required stock transfer tax stamps, if any, affixed thereto, and Buyer shall effect the purchase of the Shares, as herein provided, by delivering or causing the delivery to Sellers of the aggregate Purchase Price with respect to the Shares acquired from such Seller. At the Closing, Sellers shall, together with the delivery of the certificates representing the Shares, also deliver to the Company (via facsimile) and to the Buyer a copy of the executed resignation letter contemplated by Section 4.4 hereof. All of the representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing Date.

Article II

Representations an Warranties of Buyer

In order to induce Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer makes the representations and warranties set forth below to Sellers.

2.1 Organization. Buyer is a limited liability company duly organized and validly existing under the laws of the State of Florida and whose status is active. Buyer has all requisite right, power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.

2.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite company action and upon execution by the parties hereto this Agreement will constitute the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except to the extent that its enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors' rights generally and by general principles of equity.

2.3 No Violation or Conflict. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby (a) do not and will not violate or conflict with any provision of law or regulation, or any writ, order, judgment or decree of any court or governmental or regulatory authority, or any provision of Buyer's Articles of Organization and Operating
Agreement and (b) do not and will not, with or without the passage of time or the giving of notice or both, result in the breach of, or constitute a default, cause the acceleration of performance, or require any consent under, or result in the creation of any Lien upon any property or assets of Buyer pursuant to any material instrument or agreement to which Buyer is a party or by which Buyer or its properties may be bound or affected.

Page 8 of 13 Pages

2.4 Brokers. Buyer has not incurred and will not incur any broker's, finder's, investment banking or similar fees, commissions or expenses that would be payable by Sellers, in connection with the transactions contemplated by this Agreement.

Article III

Representations and Warranties of Sellers

In order to induce Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Sellers, jointly and severally, make the representations and warranties set forth below to Buyer.

3.1 Organization; Capacity. Grace is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Illinois. Grace has all requisite right, power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. Whitmore is the general partner of Grace and has all requisite right, power and authority to execute and deliver this Agreement on behalf of Grace. Whitmore has the capacity to execute, deliver and perform this Agreement.

3.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement by Grace and the consummation by Grace of the transactions contemplated hereby have been duly authorized by all requisite partnership action. This Agreement has been duly executed and delivered by each Seller and, upon due execution by Buyer, will constitute the legal, valid and binding obligations of each Seller, enforceable in accordance with its terms, except to the extent that its enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors' rights generally and by general principles of equity.

3.3 No Violation or Conflict. The execution, delivery and performance of this Agreement by each Seller and the consummation by each Seller of the transactions contemplated hereby (a) do not and will not violate or conflict with any provision of law or regulation, or any writ, order, judgment or decree of any court or governmental or regulatory authority, or any provision of Grace's partnership agreement or other governing or organic documents and (b) do not and will not, with or without the passage of time or the giving of notice or both, require any consent or notice to any third party (other than notice filings required by applicable securities laws), or result in the creation of any Lien upon the Shares.

Page 9 of 13 Pages

3.4 Title to Shares. Each Seller is the record and beneficial owner of the respective number of Shares set forth opposite such Seller's name on Exhibit A attached hereto and such Shares are owned by each Seller free and clear of any Liens, including, without limitation, claims or rights under any voting trust agreements, shareholder or partnership agreements or other contracts, agreements, arrangements or understandings. At the Closing, Sellers will transfer and convey, and Buyer will acquire, good and valid title to the Shares, free and clear of all Liens.
The certificates representing the Shares do not contain any restrictive legends.

3.5 Brokers. No financial advisor, broker or finder, is entitled to any broker's, finder's, investment banking or similar fees, commissions or expenses in connection with this Agreement or the transactions contemplated by this Agreement.

Article IV

Covenants

Sellers and Buyer, as applicable, agree to perform the covenants set forth below.

4.1 Public Announcements. Sellers will not issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Buyer, except as may be required by applicable law. Buyer recognizes and acknowledges that Seller is required to disclose the existence of this Agreement and the transactions contemplated hereby, and to include a copy of this Agreement, in public filings to be made with the Securities and Exchange Commission; provided, however, that Seller agrees not to make any such disclosure prior to the Closing unless required by law.

4.2 Acquisition Proposals; No Solicitation. Except for the transactions contemplated by this Agreement, unless and until this Agreement shall have been terminated in accordance with its terms, Sellers shall not, directly or indirectly, solicit, encourage, initiate, entertain or participate in any negotiations or discussions with respect to any offer or proposal to sell or acquire all or any portion of the Shares. If either Seller shall receive any offer or proposal, written or otherwise, of the type referred to above, then such Seller shall promptly inform
Buyer of such offer or proposal and furnish Buyer with a copy thereof if such offer or proposal is in writing.

Page 10 of 13 Pages

4.3 Best Efforts. The parties shall deliver any and all other instruments or documents required to be delivered pursuant to, or necessary or proper in order to give effect to, the provisions of this Agreement, including, without limitation, all necessary stock powers and such other instruments of transfer as may be necessary or desirable to transfer ownership of the Shares and to consummate the transactions contemplated by this Agreement.

4.4 Director Resignation. At the Closing, Whitmore shall submit to the Company, with a copy delivered to Buyer, his written and executed resignation as a member of the board of directors of the Company, including any committees of the board of directors.

Article V

Condition Precedent

5.1 Condition Precedent to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to satisfaction of the condition that Buyer shall have acquired at least
5,500,000 shares of the Company's Common Stock from other shareholders of the company.

Article VI

Termination

6.1 Termination.  This Agreement may be terminated:
(a) By the mutual consent of Buyer and Sellers;
(b) By Buyer or Sellers, at any time after five (5) days after the date hereof, if the Closing shall not have occurred on or before that date;
(c) By Buyer, upon written notice provided to Sellers, if there has been any material misrepresentation in this Agreement by either Seller or a material breach or violation by either Seller of any of its or their representations, warranties, covenants or agreements set forth herein; provided that if such misrepresentation, breach or violation is curable, it is not cured within ten
(10) business days after notice thereof; or
(d) By Sellers, upon written notice provided to Buyer, if there has been any material misrepresentation in this Agreement by Buyer or a material breach or violation by Buyer of any of its representations, warranties, covenants or agreements set forth herein; provided that if such misrepresentation, breach or violation is curable, it is not cured within ten (10) business days after notice thereof.

Page 11 of 13 Pages

If this Agreement is terminated pursuant to this Section
6.1, then written notice thereof shall promptly be given by the party electing such termination to the other party and subject to the expiration of the cure periods provided in clauses (c) and (d) above, if any, then this Agreement shall terminate without further action by the parties and no party shall have any liability or further obligation under this Agreement, provided that if this Agreement is terminated because of failure of any party to fulfill its obligations hereunder or as a result of a misrepresentation, breach or violation of the representations, warranties, covenants or agreements of such party, then the non-defaulting party shall have available to it all legal and equitable rights and remedies.

Article VII

Miscellaneous

7.1 Notices. Any notice, request, demand or other communication required or permitted under this agreement shall be in writing and shall be delivered personally or sent by certified U.S. mail, return receipt requested, postage prepaid, by facsimile or by prepaid overnight courier, in each case, to the parties at the names and addresses set forth below (or at such other addresses as shall be specified by the parties by like notice).

If to Sellers, then to:

Bradford T. Whitmore
Grace Brothers, Ltd.
1560 Sherman Avenue
Suite 900
Evanston, Illinois 60201
Facsimile:  (847) 733-0339

with a copy to:

Sachnoff & Weaver, Ltd.
30 S. Wacker Drive, 29th Floor
Chicago, IL 60606-7484
Attn:  Evelyn C. Arkebauer
Facsimile:  (312) 207-6400

If to Buyer, then to:

Levitt Companies LLC
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304
Attn:  John E. Abdo, President
Facsimile: (954) 768-0520

Page 12 of 13 Pages

with copies to:

BankAtlantic Bancorp, Inc.
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304
Attn:  Alan B. Levan
Facsimile:  (954) 768-0520

and

Stearns Weaver Miller Weissler
 Alhadeff & Sitterson, P.A.
150 West Flagler Street, suite 2200
Miami, Florida 33130
Attn:  Alison W. Miller, Esq.
Facsimile: (305) 789-3395

Such notices, demands, claims and other communications shall be deemed given when actually received, or (a) in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery, (b) in the case of certified U.S. mail, five (5) days after deposit in the U.S. mail, or (c) in the case of facsimile, the date upon which the transmitting party received confirmation of receipt by facsimile, telephone or otherwise.

7.2 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and permitted assigns. No party hereto may assign this Agreement or any rights hereunder, in whole or in part, except that Buyer may assign this Agreement to any of its affiliates; provided, however, that assignor shall remain obligated for its covenants and agreements hereunder.

7.3 Waiver and Amendment. Any representation, warranty, covenant, agreement, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof, and any term, condition, covenant or agreement may be amended by the parties hereto at any time. Any such waiver, extension or amendment shall be in writing.

7.4 Injunctive Relief. It is possible that remedies at law may be inadequate and, therefore, the parties hereto shall be entitled to equitable relief, including, without limitation, injunctive relief, specific performance or other equitable remedies in addition to all other remedies provided hereunder or available to the parties hereto at law or in equity.

Page 13 of 13 Pages

7.5 Governing Law. This Agreement has been entered into and shall be construed and enforced in accordance with the laws of the State of Florida without reference to the choice of law principles thereof.

In Witness Whereof, each of the parties hereto has duly executed and delivered this Agreement as of the day and year first above written.

Buyer:

Levitt Companies LLC

By:/s/ John E. Abdo
Name: John E. Abdo
Title: President

Sellers:

By:/s/ Bradford T. Whitmore
Name: Bradford T. Whitmore

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its: General Partner

Exhibit "A"

Seller                 Shares of Common Stock
Grace Brothers, Ltd.      1,676,826
Bradford T. Whitmore        758,146




Exhibit B
Resignation

I, Bradford T. Whitmore, hereby resign from the Board of Directors of Bluegreen Corporation, including any committees thereof, effective immediately.

Dated:  April 10, 2002

By:/s/ Bradford T. Whitmore
Name: Bradford T. Whitmore